

HAGEMEYER

Filenr. 082-04865

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.


05009315

Naarden, 16 June 2005

SUPPL

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,

Patricia Vonk

PROCESSED
JUN 29 2005
THOMSON FINANCIAL

Enc.

Filenr. 082-04865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 12 May 2005

1. COMMERCIAL REGISTER

Date	Language	Change
31-05-2005	English and Dutch	Supervisory Board

2. PRESS RELEASES

Date	Language	Subject
09-06-2005	English and Dutch	Hagemeyer Refinances and improves its senior credit facility.

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

Date	Language	Subject
None		

082-04865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHE RLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

HAGEMEYER REFINANCES AND IMPROVES ITS SENIOR CREDIT FACILITY

Hagemeyer today announced that it has reached agreement in principle with a bank consortium consisting of ABN AMRO Bank, ING Bank, Rabobank and NIB Capital Bank to refinance and improve its existing senior secured credit facility. These banks will jointly increase their share in the credit facility to Hagemeyer with approximately € 240 million, which allows Hagemeyer to pay down all other 26 lenders in its current senior credit facility.

The new senior secured credit facility of € 615 million consists of a € 500 million multi-currency senior working capital facility and a € 115 million letter of credit facility and will mature on February 5, 2008, one year later than the existing credit facility of currently € 630 million.

The interest rate for the new credit facility is based on an interest spread over the applicable Interbank Offered rate. The interest spread will decrease progressively below 300 basis points as and when the "Net Senior Debt"/ "EBITDA before exceptional items" ratio reaches levels below 5, which Hagemeyer expects to be the case when the new facility becomes effective.

Under the new credit facility Hagemeyer will have to comply with certain revised financial covenants based on IFRS accounting. A summary of these covenants is included in the Annex. Hagemeyer expects to meet these revised financial covenants in 2005. The other terms and conditions of the new credit facility, will remain substantially the same as in the existing credit facility.

Completion of the refinancing is expected by the beginning of July 2005.

Commenting on the new credit facility CFO Tjalling Tiemstra said: "This more favourable credit facility has been made possible by the significant reduction of our net senior debt since February last year, mainly as a result of the proceeds from disposals as well as from the recent placement of € 135 million subordinated convertible bonds. It is a sign of confidence from the banks involved and will help us to further reduce our financing costs as we continue to improve our covenant ratios."

Naarden, 9 June 2005
HAGEMEYER N.V.
Board of Management

For further information: Emilie de Wolf
+31.35.695.76.76.
www.hagemeyer.com

Annex

SUMMARY AND DEFINITIONS OF FINANCIAL COVENANTS

Under the new credit facility Hagemeyer will have to comply with the following revised financial covenants:

		New Facility		*Existing Facility*
Summary of Financial Covenants	***Period Ending***	***IFRS (As Agreed)***	***Dutch GAAP Equivalent (Estimate)***	***Dutch GAAP***
"Net Senior Debt"/ "EBITDA before exceptional items"	31/12/05	2.70	3.25	5.50
	31/12/06	2.10	n.a.	3.50
	31/12/07	2.10	n.a.	3.00
"Interest Cover"	31/12/05	1.70	1.40	1.50
	31/12/06	3.30	n.a.	2.00
	31/12/07	4.20	n.a.	2.90

The financial covenant levels might be slightly adjusted to fine tune the impact of IFRS accounting on Hagemeyer's consolidated financial statements once this impact will have been definitively determined.

Under the new senior facility the financial covenants and their components are defined as follows:

"Net Senior Debt": Cash amounts drawn under group and/or local senior facilities, minus freely available cash investments and cash balances.

"EBITDA before exceptional items": 12 months rolling Operating Profit before depreciation and amortisation, calculated under IFRS rules, but before exceptional items calculated under Dutch GAAP as applied in the Hagemeyer 2004 annual accounts.

"Interest Cover": The ratio of "EBITDA before exceptional items" to "Net Interest Expense".

In this Interest Cover definition "Net Cash Exceptionals" are no longer deducted from EBITDA (as was the case under the existing facility).

"Net Interest Expense": 12 months rolling interest expense from cash amounts drawn under group and/or local senior facilities plus annual coupon payments on convertible bonds minus interest earned on cash investments and cash balances.

082-04865



HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 6957676, FAX (035 6944396

PERSBERICHT

HAGEMEYER HERFINANCIERT EN VERBETERT HAAR SENIOR KREDIETFACILITEIT

Hagemeyer heeft vandaag bekend gemaakt dat zij op hoofdlijnen overeenstemming heeft bereikt met een consortium van banken, bestaande uit ABN AMRO Bank, ING Bank, Rabobank en NIB Capital Bank, over de herfinanciering en verbetering van haar bestaande gesecureerde senior kredietfaciliteit. Deze banken zullen hun gezamenlijke aandeel in de aan Hagemeyer verstrekte kredietfaciliteit met circa € 240 miljoen verhogen, hetgeen Hagemeyer in staat stelt alle overige 26 financiers van de huidige senior kredietfaciliteit af te lossen.

De nieuwe senior gesecureerde kredietfaciliteit van € 615 miljoen bestaat uit een multi-currency senior werkkapitaalfaciliteit van € 500 miljoen en een letter of credit faciliteit van € 115 miljoen en heeft een looptijd tot 5 februari 2008, een jaar langer dan de bestaande faciliteit van thans € 630 miljoen.

Het rentepercentage voor de nieuwe kredietfaciliteit is gebaseerd op een rentemarge boven de van toepassing zijnde interbancaire laatprijs. De rentemarge zal progressief afnemen onder de 300 basispunten indien en voor zover de ratio “Netto Senior Schuld”/ “EBITDA voor bijzondere posten” lager wordt dan 5.
Hagemeyer verwacht dat dit het geval zal zijn zodra de nieuwe kredietfaciliteit van kracht wordt.

Onder de nieuwe kredietfaciliteit moet Hagemeyer voldoen aan bepaalde herziene financiële convenanten, vastgesteld op basis van IFRS regelgeving. Een samenvatting van deze convenanten is opgenomen in de bijlage. Hagemeyer verwacht in 2005 aan deze herziene financiële convenanten te zullen voldoen. De overige bepalingen en voorwaarden van de nieuwe kredietfaciliteit blijven grotendeels gelijk aan die van de bestaande faciliteit.

De herfinanciering zal naar verwachting begin juli 2005 worden afgerond.

In een commentaar op de nieuwe kredietfaciliteit stelde CFO Tjalling Tiemstra: “Deze gunstiger kredietfaciliteit is mogelijk geworden door de aanzienlijke daling van onze netto senior schuld sinds februari 2004, voornamelijk als gevolg van desinvesteringen en de recente plaatsing van € 135 miljoen aan achtergestelde converteerbare obligaties. Het is een blijk van vertrouwen van de betrokken banken en stelt ons in staat om onze financieringslasten verder terug te brengen terwijl wij onze convenant ratio’s blijven verbeteren.”

Naarden, 9 juni 2005
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: Emilie de Wolf
035 – 6957676
www.hagemeyer.com

Bijlage

Bijlage

SAMENVATTING EN DEFINITIES VAN DE FINANCIELE CONVENANTEN

Onder de nieuwe kredietfaciliteit moet Hagemeyer voldoen aan de volgende herziene financiële convenanten:

		Nieuwe Faciliteit		*Bestaande Faciliteit*
Samenvatting van financiële convenanten	***Periode eindigend op***	***IFRS (zoals overeengekomen)***	***Dutch GAAP Equivalent (geschat)***	***Dutch GAAP***
"Netto senior schuld"/ "EBITDA voor bijzondere posten"	31/12/05	2,70	3,25	5,50
	31/12/06	2,00	n.a.	3,50
	31/12/07	2,10	n.a.	3,00
"Rentedekking"	31/12/05	1,70	1,40	1,50
	31/12/06	3,30	n.a.	2,00
	31/12/07	4,20	n.a.	2,90

De financiële convenanten kunnen enigszins aangepast worden om de impact van IFRS regelgeving op Hagemeyers geconsolideerde cijfers bij te stellen, zodra deze impact definitief bekend is.

Onder de nieuwe senior faciliteit zijn de financiële convenanten en hun componenten als volgt gedefinieerd:

"Netto senior schuld": Contante bedragen getrokken onder groeps- en/of lokale senior faciliteiten, onder aftrek van vrij beschikbare deposito's en tegoeden.

"EBITDA voor bijzondere posten": 12 maanden voortschrijdend operationeel resultaat vóór afschrijving en amortisatie, berekend volgens IFRS regelgeving, maar vóór bijzondere posten berekend onder Dutch GAAP zoals toegepast in Hagemeyers jaarrekening over 2004.

"Rentedekking": De ratio van "EBITDA voor bijzondere posten" ten opzichte van "Netto rentelasten".

N.B. in deze definitie van Rentedekking worden de "Netto contante bijzondere posten" niet langer in mindering gebracht op de EBITDA (zoals in de bestaande faciliteit het geval was).

"Netto Rentelasten": 12 maanden voortschrijdende rentelasten op contante bedragen getrokken onder groeps- en/of lokale senior faciliteiten vermeerderd met jaarlijkse couponbetalingen op converteerbare obligaties en verminderd met rente ontvangen op deposito's en tegoeden.

082-04865



KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Dossiernummer: 32028710   Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

---

<u>Rechtspersoon:</u>

Rechtsvorm	:Naamloze vennootschap ....
Naam	:Hagemeyer N.V. ....
Statutaire zetel	:Amsterdam ....
Akte van oprichting	:17-06-1920 ....
Akte laatste statuten-wijziging	:29-04-2005 ....
Maatschappelijk kapitaal	:EUR 810.000.000,00 ....
Geplaatst kapitaal	:EUR 619.429.250,40 ....
Gestort kapitaal	:EUR 619.429.250,40 ....

<u>Onderneming</u>:

Handelsna(a)m(en)	:Hagemeyer N.V. ....
Adres	:Rijksweg 69, 1411GE Naarden ....
Correspondentieadres	:Postbus 5111, 1410AC Naarden ....
Telefoonnummer	:035-6957611 ....
Faxnummer	:035-6957703 ....
Domeinnaam	:www.hagemeyer.com ....
E-mailadres	:info@hagemeyer.com ....
Datum vestiging	:15-06-1900 ....
De naamloze vennootschap drijft de onderneming sinds	:17-06-1920 ....
Bedrijfsomschrijving	:Het deelnemen in, het beheren, besturen en .... financieren van ondernemingen ....
Werkzame personen	:4 ....

Bestuurder(s):

Naam	:Tiemstra, Jan Sjoerd Tjalling ....
Geboortedatum en -plaats	:16-11-1952, Nijmegen ....
Adres	:Konijnenlaan 40, 2243ET Wassenaar ....
Infunctietreding	:24-04-2003 ....
Titel	:Lid van de Raad van Bestuur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Naam	:De Becker, Rudiger Walter Annie ....
Geboortedatum en -plaats	:02-09-1946, Brugge, België ....
Adres	:Beysterveld 31, 1083KA Amsterdam ....
Infunctietreding	:21-04-2004 ....
Titel	:Voorzitter van de Raad van Bestuur ....


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Commissaris(sen):

Naam	:Bourigeaud, Bernard André Joseph ....
Geboortedatum en -plaats	:20-03-1944, Bordeaux ....
Adres	:40 Avenue Du Manoir, B-1410 Waterloo, België ..
Infunctietreding	:21-04-2004 ....
Naam	:Kalff, Peter Jan ....
Geboortedatum en -plaats	:12-05-1937, Amsterdam ....
Adres	:Schapendrift 70, 1261HR Blaricum ....
Infunctietreding	:27-04-1994 ....
Titel	:Voorzitter Raad van Commissarissen ....
Naam	:Eustace, Dudley Graham ....
Geboortedatum en -plaats	:03-07-1936, Oxford, Verenigd Koninkrijk ....
Adres	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . Verenigd Koninkrijk ....
Infunctietreding	:19-04-1999 ....
Titel	:Vice-voorzitter Raad van Commissarissen ....
Naam	:de Raad, Mattheus Petrus Maria ....
Geboortedatum en -plaats	:07-01-1945, Gameren ....
Adres	:adres afgeschremd o.g.v., art. 32 Hrb. ....
Infunctietreding	:21-04-2004 ....
Naam	:van Gelder, Robert ....
Geboortedatum en -plaats	:26-08-1945, Rotterdam ....
Adres	:Horstlaan 17, 3971LA DRIEBERGEN-RIJSENBURG ....
Infunctietreding	:26-04-2005 ....
Naam	:Baan, Adri ....
Geboortedatum en -plaats	:07-10-1942, Heerlen ....
Adres	:Doctor Schaepmanlaan 18, 5611MJ Eindhoven .....
Infunctietreding	:26-04-2005 ....

Gevolmachtigde(n):

Naam	:Bijl, Hein ....
Geboortedatum en -plaats	:13-04-1968, Amersfoort ....
Adres	:2e Bloemdwarsstraat 14, 1016LM Amsterdam ......
Infunctietreding	:29-01-2004 ....


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Dossiernummer: 32028710 Blad 00003

Titel	:Algemeen procuratiehouder ....
Bevoegdheid	:Volledige volmacht ....
Aanvang (huidige) volmacht	:13-09-2004 ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

Amersfoort, 31-05-2005

Voor uittreksel

F.M. van Beusekom
teammanager handelsregister

082-04865


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

English translation of an extract from the trade register of the Chamber of Commerce and Industries for Gooi- en Eemland

Legal person:

Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Hagemeyer N.V.
Statutory seat	:Amsterdam
Incorporation deed	:17-06-1920
Deed of latest amendment of articles	:29-04-2005
Authorized capital	:EUR 810.000.000,00
Issued capital	:EUR 619.429.250,40
Paid up capital	:EUR 619.429.250,40

Undertaking:

Tradename(s)	:Hagemeyer N.V.
Address	:Rijksweg 69, 1411GE Naarden
Mailing address	:Postbus 5111, 1410AC Naarden
Telephone number	:035-6957611
Fax number	:035-6957703
Domain-name	:www.hagemeyer.com
E-mail address	:info@hagemeyer.com
Date of establishment	:15-06-1900
The company limited by shares conducts the undertaking since	:17-06-1920
Description of business conducted	:See Dutch extract
Employees	:4

Director(s):

Name	:Tiemstra, Jan Sjoerd Tjalling
Date and place of birth	:16-11-1952, Nijmegen
Address	:Konijnenlaan 40, 2243ET Wassenaar
Date of entry into office	:24-04-2003
Title	:Lid van de Raad van Bestuur
Powers	:Solely/independently authorised
Name	:De Becker, Rudiger Walter Annie
Date and place of birth	:02-09-1946, Brugge, Belgium
Address	:Beysterveld 31, 1083KA Amsterdam


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Date of entry into office	:21-04-2004
Title	:Voorzitter van de Raad van Bestuur
Powers	:Solely/independently authorised

Supervisory director(s):

Name	:Bourigeaud, Bernard André Joseph
Date and place of birth	:20-03-1944, Bordeaux
Address	:40 Avenue Du Manoir, B-1410 Waterloo, Belgium
Date of entry into office	:21-04-2004

Name	:Kalff, Peter Jan
Date and place of birth	:12-05-1937, Amsterdam
Address	:Schapendrift 70, 1261HR Blaricum
Date of entry into office	:27-04-1994
Title	:Voorzitter Raad van Commissarissen

Name	:Eustace, Dudley Graham
Date and place of birth	:03-07-1936, Oxford, United Kingdom
Address	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, United Kingdom
Date of entry into office	:19-04-1999
Title	:Vice-voorzitter Raad van Commissarissen

Name	:de Raad, Mattheus Petrus Maria
Date and place of birth	:07-01-1945, Gameren
Address	:adres afgeschremd o.g.v., art. 32 Hrb.
Date of entry into office	:21-04-2004

Name	:van Gelder, Robert
Date and place of birth	:26-08-1945, Rotterdam
Address	:Horstlaan 17, 3971LA DRIEBERGEN-RIJSENBURG
Date of entry into office	:26-04-2005

Name	:Baan, Adri
Date and place of birth	:07-10-1942, Heerlen
Address	:Doctor Schaepmanlaan 18, 5611MJ Eindhoven
Date of entry into office	:26-04-2005

Authorized signatory(signatories):

Name	:Bijl, Hein
Date and place of birth	:13-04-1968, Amersfoort


KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Address	:2e Bloemdwarsstraat 14, 1016LM Amsterdam .....
Date of entry into office	:29-01-2004 ....
Title	:Algemeen procuratiehouder ....
Powers	:Full power of attorney ....
Commencement (present) power of attorney	:13-09-2004 ....

Issued by the chamber of commerce

Amersfoort, 31-05-2005

For extract

F.M. van Beusekom
teammanager handelsregister